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                                April 7, 2024

       Teck Hong Ho
       Chief Executive Officer
       Vistek Limited
       39 Woodlands Close #08-11
       Mega@Woodlands
       Singapore 737856

                                                        Re: Vistek Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 11,
2024
                                                            CIK No.: 0002013100

       Dear Teck Hong Ho:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 11, 2024

       Cover Page

   1. We note your statement in the "Underwriting" section that you and the Selling
                                                        Shareholders have
agreed to sell to the underwriters, on a firm commitment basis, the number of ordinary
shares set forth in the table on page 150. Please revise your disclosure in the first paragraph
to clearly disclose that the shares being offered by the Selling
                                                        Shareholders under this
prospectus are also on a firm commitment basis.
   2. Please revise the initial public prospectus cover page to disclose that the Resale
                                                        Shareholders will be
offering their shares pursuant to the Resale Prospectus at market prices. With respect to
the cover page for your resale prospectus, we note that you state that the resale will
not begin until such listing occurs, and that "[t]hereafter," sales will occur at prevailing
market prices or in privately negotiated prices. We also note your
 Teck Hong Ho
FirstName   LastNameTeck Hong Ho
Vistek Limited
Comapany
April       NameVistek Limited
       7, 2024
April 27, 2024 Page 2
Page
FirstName LastName
         statement on the initial public offering prospectus cover page that no resale by the Resale
         Shareholders will occur until the IPO is completed. Please revise your resale prospectus cover page to clearly state that the resale will occur only after the completion of your initial public offering. In addition, revise the resale prospectus cover page to disclose the offering price for the Ordinary Shares you and the Selling Shareholders are offering pursuant to the initial public offering prospectus. Refer to Item 501(b)(3) of Regulation S-
         K.
3. We refer to your disclosure on page 151 that the underwriting discount is 4.5% per share with respect to certain investors. Please revise to reconcile your disclosures.
Market and Industry Data, page 4

4. We refer to your statement here, and similar statements on page 2 and in the third paragraph under the Table of Contents, that you have "not independently verified" the various statistical, industry, or market data and information in this prospectus. These statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information.
Overview, page 9

5. We note your disclosures regarding your six qualification types, permitting you to undertake projects up to specified values. Please revise your disclosures here to provide additional context regarding this information so that the significance of these qualification types for your business operations is more clear to investors. In addition, please revise your disclosures here to balance your disclosures by explaining the competitive and fragmented nature of the market, as you discuss elsewhere in your prospectus. We also note your disclosures on page 108 indicating the upcoming expiration dates for various registrations. Please revise your disclosures on page 108, or elsewhere as appropriate, to discuss your plans to renew such registrations, and the typical timing of such renewals.
Prospectus Summary, page 9

6. We refer to your statement that you have over 20 years of industry experience and also that you were founded in 2017. We also note your disclosures elsewhere in your prospectus regarding a reorganization, pursuant to which Vistek SG would become a subsidiary. Please revise your disclosures here in the summary to discuss the reorganization and to explain the background of Vistek SG. In your discussions of the reorganization on page 76, please revise to make clear the prior ownership of Vistek SG and the transactions regarding the transfer of Vistek SG.
Summary of Risk Factors, page 10

7. Please revise your first bullet to quantify your concentration of customers, and revise your second bullet to explain that the average length of your contracts is between two to three
 Teck Hong Ho
FirstName   LastNameTeck Hong Ho
Vistek Limited
Comapany
April       NameVistek Limited
       7, 2024
April 37, 2024 Page 3
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FirstName LastName
         years, as you further discuss on pages 16-18.
Risk Factors
"The sale or availability for sale of substantial amounts of our Ordinary Shares . . .", page 33

8. Please tell us, and please revise, here and in the summary risk factors section, to quantify the number of Ordinary Shares the Resale Shareholders are offering pursuant to the Resale
         Prospectus, and explain that as those shares are being sold at market prices, the purchasers in the initial public offering and the resale offering could be paying prices that are higher or lower than a purchaser in the other offering.
Use of Proceeds, page 43

9. We note that you intend to use part of the public offering proceeds to pursue expansion opportunities through merger and acquisition activities. Please give a brief description of any businesses you intend to acquire and information on the status of any acquisitions.
         Refer to Item 3.C.3 of Form 20-F.
Dividends and Dividend Policy, page 46

10. We note your disclosure on page 46 that a dividend of approximately US$2.5 million was paid for the year ended February 28, 2023. However, we also note your disclosure on page
         F-22 that the Amounts due to related parties balance as of August 31, 2023 related to "the distribution of interim dividend of approximately $2.5 million (approximately S$3.3 million) to Mr. Ho and Mr. Teo on February 28, 2023 by Vistek SG." Accordingly, it is
         unclear whether the US$2.5 million dividend was in fact paid. Please revise or advise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

11. Please revise your discussions regarding the comparison of operating results on pages 51 and 56 to provide additional context regarding the changes in revenue. Refer to Item 5 of
         Form 20-F.
Key Factors Affecting the Results of Our Group's Operation, page 49

12.      Please expand your disclosure to highlight that:
             All of your revenue is derived through a competitive tender process and the contracts are not recurring in nature, and
             Your cash conversion cycle is long and your cash flow may fluctuate given variables such as prepayment of start-up costs, performance bonds, contract retentions, and the defect liabilities period.
Material Cash Requirements, page 61

13. Please expand your discussion of contractual obligations and indebtedness to address
 Teck Hong Ho
FirstName   LastNameTeck Hong Ho
Vistek Limited
Comapany
April       NameVistek Limited
       7, 2024
April 47, 2024 Page 4
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FirstName LastName
         amounts due to related parties and related party loans.
Contracts and Pricing Model, page 99

14. Please revise your discussion to address any cancellation provisions in your contracts and the defect liabilities period. Additionally, please reconcile your disclosure here that your customers generally do not give you advance payment with your disclosure elsewhere regarding milestone billings.
Litigation and Other Legal Proceedings, page 106

15. Please revise to describe Vistek SG's non-compliance with the relevant requirements under the Companies Act 1967 of Singapore, as disclosed in your risk factor on page 22, including to define the scope of the non-compliance by number of years, number of deficient records/filings, or other relevant indicator. To the extent estimable and material, please quantify the statutory penalties you, your directors and officers, Vistek SG, and/or
         Vistek SG's directors and officers may be liable for as a result. Management, page 116

16. Please revise to disclose the principal business activities of Ms. Ng. Refer to Item 6 of
         Form 20-F.
Compensation of Directors and Executive Officers, page 123

17. Please revise to disclose compensation for the year ended February 29, 2024. Refer to
         Item 6.B of Form 20-F.
Principal and Selling Shareholders, page 125

18. We note your disclosure in footnote 2 that Growth Synergy and Mr. Teo have "joint voting and dispositive power" over Vistek Alliance in the proportions of 85% and 15%, respectively. We also note your statement on your cover page that Mr. Ho has sole voting and dipositive power over the Ordinary Shares held by Growth Synergy. Please revise your beneficial ownership table to also reflect Mr. Ho's beneficial ownership. Refer to
         General Instruction F of Form 20-F.
Related Party Transactions, page 127

19. Please revise to provide all disclosures required by Item 7.B of Form 20-F, including related party loans and amounts due to/from related parties.
20. Please revise to disclose the repayment terms of the related party loan with Mr. Ho.
         Additionally, to the extent you intend to repay the loan with the proceeds of the public offering, please revise your disclosure to so state and revise the Use of Proceeds section to provide the information required by Item 3.C.4 of Form 20-F. In this regard, we note your statement on page F-29 that you "intend to repay the related party loan in full using
 Teck Hong Ho
FirstName   LastNameTeck Hong Ho
Vistek Limited
Comapany
April       NameVistek Limited
       7, 2024
April 57, 2024 Page 5
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FirstName LastName
         proceeds from this offering, in accordance with the terms of the loan agreement."
Shares Eligible for Future Sale, page 143

21. Please revise here and under the Underwriting section to clarify that the Ordinary Shares the Resale Shareholders are offering pursuant to the Resale Prospectus are not subject to lock-up agreements (except for Vistek Alliance and Vibrant Epoch). Material Tax Considerations, page 145

22. Please revise to remove the reference to "certain" tax consequences. The tax disclosure should address each material tax consequence.
Resale Shareholders, page A-2

23. Please describe the material terms of the transactions pursuant to which the Resale
         Shareholders were issued the Ordinary Shares being offered by them, including the offering price and the amount of consideration.
24. Given your disclosure that no resale of the shares covered by the Resale Prospectus will occur until you complete the initial public offering of your Ordinary Shares and your
         Ordinary Shares begin trading on Nasdaq, please revise the "Ordinary Shares Beneficially
         Owned Prior to the offering" column of the table on page A-3 to reflect the ownership of the Resale Shareholders after the completion of your initial public offering.
25. Please revise the table on page A-3 to include the Ordinary Shares being offered by Mr.
         Tong. In this regard, we note his inclusion in the definition of the term "Resale
         Shareholders." Additionally, please revise the footnotes to the table to disclose:
             That Mr. Ho has sole voting and dipositive power over the Ordinary Shares held by
             Growth Synergy, as you disclose on the IPO prospectus cover page, and
             The address of Vibrant Epoch.
Vistek Limited and Subsidiaries Unaudited Interim Consolidated Financial Statements
Consolidated Statements of Changes in Shareholders' Equity, page F-4

26. Please revise to present the comparative Consolidated Statement of Changes in
         Shareholders' Equity for the same period in the prior financial year (i.e. for the six months ended August 31, 2022). Reference is made to Item 8.A.5 of Form 20-F. Note - 1 Business Overview and Basis of Presentation
Reorganization, page F-6

27. Please clarify for us and in your filing if the reorganization has been completed. To the extent it is not yet completed, please clarify for us and in your filing when such reorganization will be completed.
Note - 15 Commitments and Contingencies, page F-29
 Teck Hong Ho
FirstName   LastNameTeck Hong Ho
Vistek Limited
Comapany
April       NameVistek Limited
       7, 2024
April 67, 2024 Page 6
Page
FirstName LastName
28. We note your disclosure on page 19 that, as of August 31, 2023, you had pledged deposits of approximately $0.2 million to secure performance bonds with an aggregate value of approximately $2.3 million. We further note your disclosure that if you fail to perform your obligations under the contracts and the banks or insurance companies compensate your customers up to the amount of the performance bond, then you will become liable to compensate the banks or insurance companies. Please tell us how you determined it was unnecessary to disclose this contingency with your interim and annual financial statement footnotes and within your management's discussion and analysis.
Vistek Limited and Subsidiaries Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-35

29. We note your disclosure on page F-54 that the amounts due to related parties were related to the dividend of approximately $2.5 million. Please tell us how you considered the guidance in ASC 230-10-50-3, or tell us how you determined it was not necessary to disclose this transaction as noncash investing and financing activity. Exhibits

30. Please file the agreements or contracts associated with your amounts due to related parties and your bank borrowings. Refer to Item 601(b)(10) of Regulation S-K. General

31. Please provide us the background of the people primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S.
         GAAP and SEC rules and regulations. Without identifying people by name, for each person please tell us:
             What role they take in preparing your financial statements and evaluating the effectiveness of your internal control;
             What relevant education and ongoing training they have had relating to U.S. GAAP;
             The nature of their contractual or other relationship to you; Whether they hold and maintain any professional designations such as Certified
             Public Accountant (U.S.) or Certified Management Accountant; and Their professional experience, including experience in preparing and/or auditing
             financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.
         In addition, please consider including risk factor disclosures to highlight any related issues, if applicable.
32. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

         Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
 Teck Hong Ho
Vistek Limited
April 7, 2024
Page 7

have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameTeck Hong Ho
                                                           Division of
Corporation Finance
Comapany NameVistek Limited
                                                           Office of Real
Estate & Construction
April 7, 2024 Page 7
cc:       Grace Bai, Esq.
FirstName LastName